UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

Worldwide Stages, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	92-3252193
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5000 Northfield Lane, Spring Hill, Tennessee 37174

(Full mailing address of principal executive offices)

615-341-5900

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Regarding Forward-Looking Statements

This Semi-Annual Report on Form 1-SA (the “Report”) of Worldwide Stages, Inc., a Tennessee corporation (which, together with the predecessor companies described in this Report, is referred to as “we,” “us,” “our” or “the Company”), contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Report or in our other filings with the Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. The matters summarized below and elsewhere in this Report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

General

The Company was formed in 2023 and, immediately following qualification by the SEC of its Regulation A Offering Statement, succeeded to the business and operations of its three predecessor companies We own and operate a 320,000 square foot professional production facility on 38 acres south of Nashville (“Music City USA”), Tennessee. The facility is used by our customers to produce:

●	feature films,

●	broadcast/streaming/OTT/cable television programming,

●	music/concert tours,

●	corporate ads, and

●	other types of entertainment or informational content.

The facility includes not only the soundstages (acoustically and environmentally conditioned structures that provide a safe, comfortable, controlled environment within which to rehearse, stage, and record audio and video) required for entertainment production, but also thousands of square feet of VIP Suites, production offices, secure storage areas, commercial fabrication spaces, a recording studio with two master control booths, and even a 70 seat theater (where production companies can screen their recorded content on a frequent basis in a “real-life, theatrical” environment/on a big projection screen).

We also lease areas within the facility to specialty vendors to the professional production industry and enter into agreements with specialty vendors to the professional production industry that provide a “revenue share” from the vendor back to us for any equipment, supplies and/or services that these specialty vendors provide to the professional productions using our facilities. We also lease areas of the facility to businesses and individuals for private events. For more information about us, please refer to our Offering Circular dated September 26, 2023, filed with the SEC pursuant to Securities Act Rule 253(g)(2) on September 26, 2023 (the “Offering Circular”).

Operating Results

Although we had some pre-opening activities during 2022 while we were still renovating our facility, we did not officially open for business until January 2023.

For the six months ended June 30, 2023, our total revenue was $1,300,013, compared to $477,340 during the comparable period in 2022. The increase in 2023 six-month revenues over those of the 2022 comparable period reflected increases of $213,023 in facility revenue as additional office areas were renovated and became available to lease and $617,764 in client services revenue as production companies increasingly utilized our production facilities. Revenues for the six-month period ended June 30, 2023 included $60,000 from the sale of surplus equipment and approximately $1,601 in interest.

Revenues during the six months ended June 30, 2023 grew from January through May, when the Company’s operations were adversely affected by an entertainment industry union strike called by the Writers Guild of America (WGA). As discussed below in “Trends,” the company anticipates that its revenues will increase following cessation of the union strikes and as the Company, during the second half of 2023, aggressively pursues tenants not affected by the union strikes.

Total operating expenses during the six-month period ended June 30, 2023 were $2,292,248, compared with $2,804,270 for the comparable period in 2022. The decrease in costs resulted primarily from a reduction in building maintenance/utility costs, personnel, and other operating costs, with incremental increases in legal and professional fees (associated with the merger of the predecessors into the Company and costs associated with filing an offering circular with the Securities and Exchange Commission in preparation for qualification of the Company’s Regulation A equity offering).

As a result of the foregoing, our net loss for the six-month period ended June 30, 2023 was $1,762,778, compared to a net loss of $2,736,293, an improvement of $973,515. Our monthly losses had decreased each month during the first five months of 2023 (from a monthly loss of $142,013 in January to a loss of $20,904 in May) when, as mentioned above, the Company suffered the effects of the WGA strike.

Liquidity and Capital Resources

As of June 30, 2023, we had cash on hand of $440,836. During the next twelve months, we intend to fund our operations with cash on hand, continuing proceeds from our Regulation A Offering and revenues generated from our facilities.

Outside our core operations, however, we have short term liquidity needs – As we disclosed in our Current Report on Form 1-U filed with the SEC on October 24, 2023, the Company was not in a position to immediately pay and did not make certain payments of notes in the principal amount of $1,000,001 all with a maturity date of October 15, 2023 (the “October Valiant Notes”). The Company anticipates that it will not be in a position to pay and will not make certain payments on another note in the principal amount of $250,000 with a maturity date of November 11, 2023 (the “November Valiant Note”). Should the Company be unable to pay the principal and accrued interest on these notes within 10 business days after the Company receives written notice of default from any holder of an October Valiant Notes or November Valiant Note, the holders could pursue any and all rights, powers and remedies provided under these notes, up to and including an action in a court in Maury County, Tennessee seeking to collect the principal amount of, together with interest on, the notes in question plus the holder’s reasonable costs of collection.

The Company is currently in discussions with the holders of certain of these notes regarding an extension of the maturity dates; however, there can be no assurance that any of the holders will agree to extend the maturity dates or what the terms of any extension(s) that might be obtained would be. The Company has been and will continue exploring other capital sources in order to satisfy the Company’s obligations under these notes. No assurances can be given that the Company will be successful in obtaining a new source of capital or what the terms of such capital might be.

Given the position with noteholders described above, there can be no assurance that the Company will successfully re-negotiate these notes or that, if the noteholders pursue their remedies to collect the sums that are owing, the Company could experience issues in continuing as a going concern.

Additionally, as described in the Offering Circular, we have payments that are due during 2023 and 2024 under certain equity purchase agreements with other founders of the Company that total $2,562,000 (due in 2023) and $3,500,000 (due in 2024) that the Company also is not in a position to immediately pay. The Company, however, has been able to negotiate extensions of the maturity dates on the 2023 payments (the payments originally due in 2023 have been extended to the 2024 maturity date).

Trends

As discussed above, our monthly revenues during the first few months of 2023 were trending upward and our monthly losses during 2023 were decreasing. The WGA union strike in May directly, and detrimentally, affected income from entertainment company productions during the summer months (beginning in June). Our projected losses as a result of this strike (which was exacerbated by the support of and a strike by the Screen Actors Guild in July of 2023) could total over $700,000 for June and Q3. The Company anticipates that revenues may recover in Q4 of 2023 and, with management’s cost-cutting measures as well as pivoting to other revenue sources not directly affected by the production industry strikes, the Company anticipates that it may be able to achieve the original revenue goals the Company set for 2023. The Company is also in the process of booking future revenues from non-entertainment/non-strike-related events (which, with future revenues from production-related books after resolution of the Screen Actors Guild strike, could result in future monthly revenue in excess of any prior months).

Item 2. Other Information

None

Item 3. Financial Statements

Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022

Worldwide Stages, LLC and subsidiaries

Consolidated Balance Sheets

	(Unaudited) June 30, 2023	(Audited) December 31, 2022
ASSETS
Current Assets
Bank Accounts	$440,836	$2,849,756
Cash Reserve	1,950,000	1,950,000
Deposits – Utilities	58,000	58,000
Prepaid Expenses	163,238	165,112
Other Current Assets	-	82,132
Accounts Receivable	88,745	15,400
Total Current Assets	2,700,819	5,120,399
Fixed Assets
Property, Plant and Equipment	444,608	720,195
Land	4,167,871	3,984,671
Buildings	5,286,658	5,286,658
Building Improvements	5,180,330	4,799,406
Land Improvements	131,767	75,673
Furniture & Fixtures	385,394	73,906
Sound Stage Building	399,168	150,000
Construction in Progress	-	371,765
Accumulated Depreciation	(746,319)	(543,773)
Total Fixed Assets	15,249,477	14,918,500
Other Assets
Long term Operating Leases	-	-
Total Other Assets	-	-
TOTAL ASSETS	17,950,296	20,038,899

LIABILITIES AND EQUITY
Other Current Liabilities
Accounts Payable	93,390	354,003
Accrued Expenses	206,127	74,524
Deferred Revenue	56,120	252,935
Member Equity Liability – current	4,287,500	2,562,500
Term Loans	1,250,001	1,250,001
Total Current Liabilities	5,893,138	4,493,963
Member Equity Liability – non current	1,912,500	3,637,500
Long Term Liabilities	7,360,000	7,360,000
Commitments and Contingencies
TOTAL LIABILITIES	15,165,638	15,491,463

Equity
Members’ Contributions	1,725,000	1,725,000
Non-Controlling Interests	15,312,490	16,031,486
Repurchase of Company Equity	(8,448,500)	(8,448,500)
Accumulated Deficit	(5,804,332)	(4,760,550)
Total Equity	2,784,658	4,547,436
TOTAL LIABILITIES AND EQUITY	17,950,296	20,038,899

See Notes to Financial Statements

Consolidated Statement of Operations for the Six Months Ending June 30, 2023 and June 30, 2022

Worldwide Stages, LLC and subsidiaries

Consolidated Statement of Operations

(Unaudited)

	For the six months ended
	June 30, 2023	June 30, 2022
Revenue
Facility Revenue	482,356	269,333
Food Services Revenue	-	8,310
Client Services Revenue	816,056	198,292
Total Revenue	1,298,412	475,935

Cost of Goods Sold	541,010	264,830

Gross Profit	757,402	211,105

Expenses
Advertising and Marketing	26,272	64,500
Consulting and Board Fees	225,000	225,000
Depreciation and Amortization	202,546	202,547
Insurance	120,139	126,225
Internet and Communications	12,953	11,996
Building Maintenance and Utilities	265,293	379,267
Other Operating Expenses	171,281	457,210
Personnel Expenses	811,977	970,262
Professional and Legal Fees	289,278	174,284
Travel and Meals	-	20,229
Property and Excise Taxes	63,342	47,750
Property Management	104,167	125,000
Rent Expense	-	-
Total Expenses	2,292,248	2,804,270

Other Income and Expenses
Interest Income	1,601	1,405
Interest Expense	(214,533)	(139,533)
Other Expense	(15,000)	(5,000)
Total Other Income (Expense)	(227,932)	(143,128)

Net Loss	(1,762,778)	(2,736,293)

Net loss attributed to Non-Controlling Interest	(718,996)	(1,270,747)
Net loss attributed to Worldwide Stages	(1,043,782)	(1,465,546)

See Notes to Financial Statements

Statement of Changes in Members’ Equity

Worldwide Stages, LLC and subsidiaries

Consolidated Members’ Equity

(Unaudited)

	Member Units (10,000 Units Authorized) Units	Controlling	Non-controlling	Total Ending Members’
	Issued	Interest	Interests	Equity
Balance at December 31, 2021	6,550	$(8,696,356)	$18,564,408	$9,868,052

Net Income (Loss)		$(1,465,546)	$(1,270,747)	$(2,736,293)

Balance at June 30, 2022	6,550	$(10,161,902)	$17,293,661	$7,131,759

First Amendment to Installment Purchase Agreement re Repurchase of Founding Members		$164,000		$164,000

Net Income (Loss)		$(1,486,148)	$(1,262,175)	$(2,748,323)

Balance at December 31, 2022	6,550	$(11,484,050)	$16,031,486	$4,547,436

Net Income (Loss)		$(1,043,782)	$(718,996)	$(1,762,778)

Balance at June 30, 2023	6,550	$(12,527,832)	$15,312,490	$2,784,658

See Notes to Financial Statements

Consolidated Statement of Cash Flows for the Six Months Ending June 30, 2023 and June 30, 2022

Worldwide Stages, LLC and subsidiaries

Consolidated Statements of Cash Flow

(Unaudited)

	For the Six Months Ended
	June 30, 2023		June 30, 2022
OPERATING ACTIVITIES
Net Loss		$(1,762,778)	$(2,736,293)
Adjustments to reconcile Net Loss to Net Cash used in operations:
Accumulated Depreciation		202,546	202,547
Total Adjustments to reconcile Net Loss to Net Cash used in operations		202,546	202,547
Changes in Operating Assets and Liabilities
Accounts Receivable		(73,345)	873
Prepaid Expenses		1,884	(82,299)
Deposits - Utilities		-	16,319
Other Current Assets		80,000	420,000
Accounts Payable and Accrued Expenses		(323,129)	(362,576)
Deferred Revenue		-	-
Total Changes in Operating Assets and Liabilities		(314,590)	(7,683)
Net Cash used in operating activities		$(1,874,822)	$(2,541,429)

INVESTING ACTIVITIES
Property, Plant and Equipment		$(23,211)	$(58,005)
Land		(183,200)	-
Building		-	-
Building Improvements		(380,924)	(1,203,855)
Land Improvements		(56,094)	(32,745)
Furniture & Fixtures		(13,590)	(162,863)
Sound Stage Building		(249,168)	-
Construction in Progress		371,765	(221,484)
Net cash used in investing activities		$(533,522)	$(1,678,952)

FINANCING ACTIVITES
Non-Controlling Interest		$-	$-
Issuance of Parent Units			-
Equity Repurchase		-	-
Term Loans		-	-
Net cash provided by financing activities		$-	$-

NET CASH (DECREASE) FOR PERIOD		$(2,408,344)	$(4,220,381)
CASH AT BEGINNING OF PERIOD		4,799,180	11,136,326
CASH AT END OF PERIOD		$2,390,936	$6,915,945

SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest Paid	$
Taxes Paid
Net cash used in cash activities	$

See Notes to Financial Statements

WORLDWIDE STAGES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Unaudited)

NOTE 1: NATURE OF OPERATIONS

Worldwide Stages, LLC (the “Company”) provides professional production facilities for the entertainment industry. Companies use these professional production facilities to produce feature films and for broadcast/streaming/OTT (over-the-top)/cable television programming, music/concert tours, corporate ads, and other types of entertainment or informational content.

The Company also leases areas within its facility to specialty vendors in the production industry. Some of those specialty vendors also include revenue share agreements for production services and equipment used within the Company’s facility.

The Company also leases both short- and long- term rental spaces to commercial tenants and has begun to lease production facilities for non-production-related events (such as corporate training and meetings).

The Company was formed in Tennessee on May 6, 2019 (its subsidiary, Worldwide Stages Spring Hill, LLC, the “operating company”, was formed in Tennessee on March 6, 2021 and its subsidiary, Worldwide Stages Spring Hill Realty, LLC, the “property company”, was formed in Tennessee on April 20, 2021).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Reporting

The Chief Operating Decision Maker (CODM) is Kelly Frey, CEO of the Company. The CODM has determined that the Company has only one reportable segment of operations. Income and expenses of the Company are all consolidated into one set of financial statements, without reference to segmentation or any discretionary decisions with respect to segmentation of operations by the CODM.

Basis of Consolidation

The consolidated financial statements of the Company include the accounts of Worldwide Stages, LLC and its subsidiaries. All intercompany balances and transactions have been eliminated. The financial statements of the subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies in all material respects.

Worldwide Stages, LLC, a Tennessee limited liability company, which essentially functioned as the “parent” and was approximately 17.6% owned by Valiant Worldwide Stages Re Cap, LLC (with the remainder of ownership being held by our three founders).

Worldwide Stages Spring Hill, LLC, a Tennessee limited liability company, which functioned as the “operating company”, and was owned 40% by Valiant Worldwide Stages Spring Hill, LLC (“Valiant Op Co”) and 60% by the Worldwide Stages, LLC.

Worldwide Stages Spring Hill Realty, LLC, a Tennessee limited liability company, which functioned as the “property company” and held title to our real estate assets and was owned 40% financial/60% governance rights by the operating company, Worldwide Stages Spring Hill, LLC and 60% financial/40% governance rights by Valiant Worldwide Stages Spring Hill Realty, LLC (“Valiant Prop Co”).

The senior management of Valiant owns Valiant Worldwide Stages Re Cap, LLC. Valiant Op Co and Valiant Prop Co are owned by various/different sets of investors whose funds are managed by the senior management of Valiant.

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of significant intercompany balances and transactions.

The Company, although formed in 2019, did not commence any of its principal operating activities until May of 2021 (such that the financial statements as of December 31, 2021 reflect only a partial year of operational activity).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At June 30, 2023, the Company had $1,890,836 in excess of the FDIC insured limit, respectively.

Cash and cash equivalents on hand was $2.39 million as of June 30, 2023 (consisting of $.44 million of bank deposits and $1.95 million restricted compensating deposits).

Restricted Cash

The Company has restricted cash of $1.95 million as collateral for line of credit. See “Term Loans” under Note 2 - Debt Obligations.

Income Tax Policy

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company primarily recognizes production and event revenue in the same period as the event itself occurs, in accordance with ASC 606.

For production and event revenue that may occur over multiple accounting periods, the company recognizes such revenue across the period of time in which the production occurs, as services are delivered.

Payment for production and event revenue is typically collected within 15 days of the event date or once all terms have been satisfied.

The Company also enters into Short Term (month-to-month) rental lease agreements with tenants for the rent of space in its facility. Both Long- and Short-Term lease revenue is recognized in the period in which the rent revenue is received. Both Long- and Short-Term leases have options to renew or extend and are negotiated individually.

NOTE 3: DEBT OBLIGATIONS

Term Loans

a)	The Company obtained a $13.80 million Line of Credit Acquisition and Renovation (the “LOC”) from a local bank (“CapStar Bank”) in 2021. A total of $7.360 million was drawn against that LOC on May 27. 2021 for the original acquisition of the Current Facilities. No further draws after acquisition have been made against the LOC. The outstanding balance on the LOC was $7.360 million as of June 30, 2023 and all payments of interest against the LOC have been paid by the Company through the date of this filing. The LOC is secured by a mortgage on the real estate owned by the Company/Current Facilities and a security interest in “all assets” of the Company. The LOC originally provided for conversion from “interest only” to an amortization of principle over a 20-year period on May 27, 2023; however, per amendment of the LOC, interest only payments have been extended through May 27, 2024 (at which time the LOC will convert to amortization of the then outstanding indebtedness over a 20-year period, plus interest as accrued). The LOC will mature on May 27, 2028 and all outstanding indebtedness and interest on such indebtedness will be become due. The amendment to the LOC also provided that the remaining principle amount available under the LOC may be drawn to finance construction of new soundstages. Following the mergers discussed in Note 7 (Subsequent Events), the CapStar loan was amended with the corporation succeeding the LLCs as the primary obligor under the LOC.

Year	Payment	Principal	Interest
2024	261,819	124,791	137,029
2025	523,639	256,701	266,938
2026	523,639	266,494	257,145
2027	523,639	276,661	246,978
2028	6,535,167	6,435,353	99,814
Total	8,367,903	7,360,000	1,007,903

b)	Under the terms of the loan agreement, the Company has a reserve bank account with Capstar Bank that holds $1.95 million of restricted cash as collateral for the line of credit.

To secure this loan, the Borrower executed that certain Deed of Trust, Assignment of Rents and Lease and Security Agreement, dated May 27, 2021, of record in Book R2738, page 650, Register’s Office for Maury County, Tennessee, as modified and amended from time to time (the “Deed of Trust”); and that certain Assignment of Rents and Leases, dated May 27, 2021, of record in Book 2738, page 670, Register’s Office for Maury County, Tennessee (the “ARL”).

Kelly Frey, our CEO, has agreed to personally guaranty the LOC and executed and delivered a Continuing Guaranty, dated May 27, 2021 (collectively, the “Guaranty”; the Agreement, Note, Deed of Trust, ARL, Guaranty and all documents executed and delivered to Lender to document and evidence the Loan are collectively the “Loan Documents”).

c)	The Company (“Borrower”) entered into certain short term loan agreements (the “Notes”) totalling $1.25M with certain equity members of the Valiant special purpose companies that owned equity in Worldwide Stages Spring Hill, LLC and/or Worldwide Stages Spring Hill Realty, LLC. Under the terms of the Notes, interest accrues on the outstanding principal balance of these Notes at the rate of twelve (12%) percent per annum, simple interest and shall be calculated on the basis of a 360-day year. Four of these Notes matured on October 15, 2023 and the fifth matures on November 15, 2023. See Liquidity and Capital Resources section above for further information with respect to the Notes.

NOTE 4: RELATED PARTY TRANSACTIONS

The CEO of the Company is a majority shareholder of the Parent Company.

One of the minority shareholders of the Parent Company in which an installment agreement is in place (see Shareholder Agreements/Equity Purchase Agreements above) has provided production services to the Company and/or the Company has purchased or rented production equipment from the Shareholder. On April 28, 2021, the Company paid the Shareholder $2,480 for the purchase of production equipment.

Another of the minority shareholders of the Parent Company in which an installment agreement is in place (see Shareholder Agreements/Equity Purchase Agreements above) has provided production services to the Company and/or the Company has purchased or rented production equipment from the Shareholder. On September 22, 2021, the Company paid the Shareholder $8,575 for production equipment rental. On October 4, 2021, the Company paid the Shareholder $1,269 for production equipment rental. The Company also purchase production equipment from the Shareholder on November 16, 2021, in the amount of $200,254.54.

NOTE 5: MEMBER’S EQUITY

Equity ownership in the Company and the other predecessor LLCs was unchanged from December 31, 2022 until June 30, 2023. Equity owners Mark Long and Shane Ellis have both entered into amendments to their respective Installment Purchase Agreements extending the time for payment of their October 2023 installment payments until October of 2024.

Attributed Losses

The net attributed losses passed through to Members for the six-month period ending June 30, 2023, was as follows:

●	Worldwide Stages LLC - $1,043,782

●	Non Controlling Interest - $718,996

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company and the other predecessors had various inter-company agreements, including an operating lease between Worldwide Stages Spring Hill, LLC (the operating company predecessor) and Worldwide Stages Spring Hill Realty, LLC (the property company predecessor) and a property company management agreement between Worldwide Stages Spring Hill Realty, LLC and Valiant. All of these inter-company agreements between the predecessors have been retired coincidental with the merger of the predecessors into Worldwide Stages, Inc. See Note 7.

NOTE 7: SUBSEQUENT EVENTS

To streamline the business and also to enhance the ability of the business to raise capital, each of the Company and the other predecessors, each with the agreement of its investors, agreed to a “roll-up” transaction, pursuant to which the Company and the other predecessors would combine with Worldwide Stages, Inc., a Tennessee corporation formed on March 23, 2023, solely for the purpose of facilitating the roll-up and an offering of securities by Worldwide Stages, Inc. pursuant to Regulation A.

The roll-up took place on August 10, 2023 when Worldwide Stages, LLC and each of its subsidiaries were merged with and into Worldwide Stages, Inc., which prior to that date, had no business activity or operations other than in preparation for the consummation of the roll-up and in preparation for this Offering. After the mergers, there was no further activity in Worldwide Stages, LLC or its subsidiaries.

The financial statements were approved by management and available for issuance on November 8, 2023.

Subsequent events have been evaluated through this date.

Worldwide Stages, Inc.

Balance Sheet

As of June 30, 2023

(Unaudited)

ASSETS
Current Assets	$-
Fixed Assets	-
Other Assets	-
Total Assets	$-

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities	$-
Long-term Liabilities	-
Total Liabilities	$-

Commitments and Contingencies (See Note 3)	-

Stockholders’ Equity
Common stock, no par value; 24,500,000 shares authorized, 100 shares issued and outstanding	-
Preferred stock, no par value; 5,500,000 shares authorized, -0- outstanding
Additional Paid in Capital	-
Accumulated Deficit	-
Total Stockholders’ Equity
Total Liabilities and Stockholders’ Equity	$-

See related notes to financial statements

Worldwide Stages, Inc.

Statement of Operations

For the period from March 23, 2023 (Inception) to June 30, 2023

(Unaudited)

Income
Revenue	$-
Expenses	-
Total Income	-

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	-

Provision for Income Taxes	-

NET INCOME (LOSS)	$-

Net Loss Per Share - Basic and Diluted	$-

Weighted average number of shares outstanding	100
during the period - Basic and Diluted	-

See related notes to financial statements

Worldwide Stages, Inc.

Statement of Changes in Shareholders’ Equity

For the period from March 23, 2023 (Inception) to June 30, 2023

	Common stock		Additional paid-in	Accumulated	Total Stockholders’
	Shares	Amount	capital	Deficit	Equity
Balance March 23, 2023	-	$-	$-	$-	$-

Common stock issued for cash	-	-	-		-

Common stock issued for services	100	-	-		-

Income (loss) for the period March 23, 2023 (inception) to June 30, 2023	-	-	-	-	-

Balance, June 30, 2023	100	$-	$-	$-	$-

See related notes to financial statements

Worldwide Stages, Inc.

Statement of Cash Flows

For the period from March 23, 2023 (Inception) to June 30, 2023

(Unaudited)

Cash Flows From Operating Activities:
Net Income (Loss)	$-
Adjustments to reconcile net loss to net cash used in operations
Changes in operating assets and liabilities:	-
(Decrease) Increase in accounts payable and accrued expenses	-
Net Cash Provided By (Used In) Operating Activities	-

Cash Flows From Investing Activities:
Net Cash Used In Investing Activities	-

Cash Flows From Financing Activities:	-
Net Cash Provided by Financing Activities	-

Net Increase in Cash	-

Cash at Beginning of Period	-

Cash at End of Period	$-

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$-
Cash paid for taxes	$-

See related notes to financial statements

WORLDWIDE STAGES, INC.

NOTES TO CONOSIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Unaudited)

NOTE 1: NATURE OF OPERATIONS

Organization

Worldwide Stages, Inc. (the “Company”) was incorporated under the laws of the State of Tennessee on March 23, 2023. The Company was incorporated solely to effect the transactions set forth in that certain Agreement of Reorganization and Plan of Merger dated March 6, 2023, as amended by that certain amendment dated as of April 20, 2023 (the “Reorganization Agreement”). Accordingly, the Company has not engaged in any business activities and the 100 shares of common stock that were issued solely for the purpose of allowing the Company to engage in certain actions in anticipation of consummation of the transactions embodied in the Reorganization Agreement will be cancelled. Pursuant to the Reorganization Agreement, immediately upon qualification by the Securities and Exchange Commission (“SEC”) of the offering by the Company and certain selling shareholders of 7,500,000 shares of the Company’s Class B Common Stock (the “Offering”) pursuant to Regulation A under the Securities Act of 1933, Worldwide Services, LLC, a Tennessee limited liability company, Worldwide Stages Spring Hill, LLC, a Tennessee limited liability company and Worldwide Stages Spring Hill Realty, LLC, a Tennessee limited liability company (collectively, the “Predecessors”) each of which was merged with and into the Company in a “roll-up” transaction effective as of August 10, 2023. As a result of this roll-up Worldwide Stages, Inc. succeeded to all of the business and operations of the Predecessors.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of property and equipment, certain estimates required within revenue recognition, estimating fair values of the company’s common stock, share-based awards, and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Financial instruments that potentially subject the company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of June 30, 2023, the company had -0- in excess of the FDIC insured limit.

Restricted Cash

The Company has no restricted cash.

Income Tax Policy

The Company is a C Corporation. Accordingly, under the Internal Revenue Code, the company will pay corporate taxes on earnings before distributing profits to members in the form of dividends. Individual shareholders will then be subject to personal income taxes on the dividends they receive.

The company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company primarily recognizes production and event revenue in the same period as the event itself occurs, in accordance with ASC 606.

For production and event revenue that may occur over multiple accounting periods, the company recognized such revenue across the period of time in which the production occurs, as services are delivered.

Payment for production and event revenue is typically collected within 15 days of the event date or once all terms have been satisfied.

The Company also enters into Short Term (month-to-month) rental lease agreements with tenants for the rent of space in its facility. Both Long- and Short-Term lease revenue is recognized in the period in which the rent revenue is covered. Both Long- and Short-Term leases have options to renew or extend and are negotiated individually.

NOTE 3: DEBT OBLIGATIONS

Term Loans

The Company does not carry any term loans as of June 30, 2023. However, see Note 6 (Subsequent Events).

NOTE 4: RELATED PARTY TRANSACTIONS

The company has no related party transactions for the period ended June 30, 2023.

NOTE 5: MEMBER’S EQUITY

The Company Shareholders’ Equity as of June 30, 2023 is zero. As stated in Note 1, one hundred (100) shares of Class A Common Stock were issued as of the date of incorporation for no value for the purpose of allowing the Company to engage in certain actions in anticipation of consummation of the transactions embodied in the Reorganization Agreement will be cancelled upon consummation of those transactions. The roll-up transactions were completed on August 10, 2013.

NOTE 6: SUBSEQUENT EVENTS

To streamline the business and also to enhance the ability of the business to raise capital, each of Worldwide Stages, LLC and its subsidiaries (the “Predecessors), each with the agreement of its investors, agreed to a “roll-up” transaction, pursuant to which the Predecessors combined with Worldwide Stages, Inc., a Tennessee corporation formed on March 23, 2023, solely for the purpose of facilitating the roll-up and an offering pursuant to Regulation A. The roll-up took place on August 10, 2023 when the Predecessors were merged with and into Worldwide Stages, Inc., which prior to that date, had no business activity or operations other than in preparation for the consummation of the roll-up. After the mergers, there was no further activity in Worldwide Stages, LLC or its subsidiaries.

In the mergers, the Company succeeded to certain debt obligations of the Predecessors. One obligation was with Capstar, whose consent was required to consummate the mergers referenced above. Accordingly, upon completion of the mergers, Capstar required the Company to enter into an amended and restatement of the Predecessor loan agreement (the “Amended and Restated Loan Agreement”). Except for the following, there were no material changes in the terms of the Amended and Restated Loan Agreement from those in the Predecessor loan agreement:

●	In view of the borrower now being a corporation rather than a limited liability company, the Company and Capstar substituted a “change in control” concept for the “no material change in ownership” concept in the Predecessor loan agreement and made a change in control an event of default rather than a negative covenant; and

●	The Amended and Restated Loan Agreement added a covenant that restricts the Company from incurring additional indebtedness without the consent of Capstar other than (i) Debt under the Loan Documents; (ii) Debt in respect of hedge agreements designed to hedge against fluctuations in interest rates incurred in the ordinary course of business and consistent with prudent business practice; (iii) subject to Lender’s written consent as stated herein, convertible Debt (meaning convertible into equity of the Borrower); provided, however, Borrower shall provide copies of any convertible Debt agreement to Lender for review no less than thirty (30) days prior to the execution of said agreement. Upon review, Lender, at Lender’s sole discretion, may provide written consent to such convertible Debt agreement(s); (iv) endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; (v) Debt in respect of letters of credit in an aggregate principal amount not to exceed $500,000; and (vi) Debt in respect of indemnification obligations in connection with bonds and letters of credit related to self-insurance and insurance programs and policies of the Borrower.

Upon qualification of the Company’s Regulation A offering, the 100 shares of Class B common stock that was outstanding at June 30, 2023 was redeemed. In the mergers, there were issued: 5,500,000 shares of our Class A common stock; 3,000,000 shares of our Class A Preferred and 2,500,000 shares of our Class B Preferred Stock, all as set out in the Offering Circular.

In the merger, the Company also succeeded to the Predecessors’ obligations under certain short term loan agreements (the “Valiant Notes”) totaling $1,250,001, interest on which accrues on the outstanding principal balance at the rate of twelve (12%) percent per annum, simple interest, and is calculated on the basis of a 360-day year. Four of the Valiant Notes (the “October Valiant Notes”), in the principal amount of $1,000,001, matured on October 15, 2023, and the fifth (the “November Valiant Note”), in the principal amount of $250,000, matures on November 11, 2023.

On October 24, 2023, the Company announced that, at that time, it was unable to pay the outstanding principal amount and interest on the October Valiant Notes and may be unable to pay the outstanding principal amount and interest on the November Valiant Note when it matures on November 11, 2023. The outstanding accrued interest on the October Valiant Notes was $120,000.12 as of October 14, 2023, and the outstanding accrued interest on the November Valiant Note as of November 11, 2023 will be $30,000. As a result of the non-payment, the October Valiant Notes have matured. Should the Company be unable to pay the principal and accrued interest on these notes within 10 business days after the Company receives written notice of default from any holder of an October Valiant Note, the holder could pursue any and all rights, powers and remedies provided under the October Valiant Notes, up to and including an action in a court in Maury County, Tennessee seeking to collect the principal amount of, together with interest on, the note in question plus the holder’s reasonable costs of collection. The holder of the November Valiant Note could pursue such remedies should the Company be unable to pay the November Valiant Note when it matures, providing such non-payment continue for 10 business days after the Company receives written notice from the holder of the November Valiant Note.

The Company is currently in discussions with the holders of certain of the Valiant Notes regarding an extension of the maturity dates; however, there can be no assurance that any of the holders will agree to extend the maturity dates or what the terms of any extension(s) that might be obtained would be. The Company also is exploring other capital sources in order to satisfy the Company’s obligations under the Valiant Notes. No assurances can be given that the Company will be successful on obtaining a new source of capital or what the terms of such capital might be.

The financial statements were approved by management and available for issuance on November 8, 2023.

Subsequent events have been evaluated through this date.

Item 4. Exhibits

EXHIBIT INDEX

Exhibit 2.1 –	Charter of Worldwide Stages, Inc. (incorporated by reference from Exhibit 2.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 2.2 –	Bylaws of Worldwide Stages, Inc. (incorporated by reference from Exhibit 2.2 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 3.1 –	Instruments defining the rights of securities holder (see Exhibits 2.1 and 2.2)

Exhibit 4.1 –	Form of Subscription Agreement

Exhibit 6.1 –	Amended and Restated Construction Loan and Security Agreement with CapStar Bank dated August 10, 2023 (incorporated by reference from Exhibit 6.1 to the Issuer’s Current Report on Form 1-U filed with the Commission on August 11, 2023)

Exhibit 6.2 –	Property Management and Consulting Services Agreement with Valiant Wealth, LLC dated May 27, 2021 (incorporated by reference from Exhibit 6.4 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 6.3 –	Employment Agreement with Kelly Frey, Sr. dated as of April 15, 2021 (incorporated by reference from Exhibit 6.5 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 6.4 –	Manager/Guaranty Agreement dated May 27, 2021 with Kelly L. Frey, Sr. (incorporated by reference from Exhibit 6.6 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 6.5 –	First Amended Independent Contractor Agreement dated May 27, 2022 with The Q Advisors LLC (incorporated by reference from Exhibit 6.7 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 6.6 –	Employment Agreement with Tory Moore dated as of May 10, 2023 (incorporated by reference from Exhibit 6.8 to the Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 6.7 –	Employment Agreement with Trevor S. Williams dated as of May 10, 2023 (incorporated by reference from Exhibit 6.9 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 6.8 –	Offer Letter and Employment Agreement with Tyler Worrock dated as of November 1, 2021 (incorporated by reference from Exhibit 6.10 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 7.1 –	Agreement of Reorganization and Plan of Merger of Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, Worldwide Stages Spring Hill Realty, LLC and Worldwide Stages, Inc. dated as of March 6, 2023 † (incorporated by reference from Exhibit 7.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 7.2 –	Amendment No. 1 dated April 20, 2023 to the Agreement of Reorganization and Plan of Merger of Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, Worldwide Stages Spring Hill Realty, LLC and Worldwide Stages, Inc. dated as of March 6, 2023 (incorporated by reference from Exhibit 7.2 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

Exhibit 8.1 –	Form of Escrow Agreement (incorporated by reference from Exhibit 8.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

†	Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 7, 2023.

WORLDWIDE STAGES, INC.

By:	/s/ Kelly Frey, Sr.
Name:	Kelly Frey, Sr.
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kelly Frey, Sr.	Director, President and Chief Executive Officer	November 7, 2023
Name: Kelly Frey, Sr.	(Principal Executive Officer)

/s/ Phil Sims	Interim Chief Financial Officer	November 7, 2023
Name: Phil Sims	(Principal Financial Officer and Principal Accounting Officer)